Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

TABLE OF CONTENTS

• Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2021 and 2020	3

• Unaudited interim condensed consolidated statements of financial position as of December 31, 2021 and 2020	4

• Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2021 and 2020	5

• Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2021 and 2020	7

• Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020	9

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Revenue from contracts with customers	4	652,187	273,938	196,004	79,536
Cost of sales:
Operating costs	5.1	(107,123)	(88,018)	(30,311)	(22,589)
Crude oil stock fluctuation	5.2	(905)	3,095	(1,362)	5,529
Depreciation, depletion and amortization	12/13/14	(191,313)	(147,674)	(46,886)	(44,883)
Royalties		(86,241)	(38,908)	(25,858)	(12,009)

Gross profit		266,605	2,433	91,587	5,584

Selling expenses	6	(42,748)	(24,023)	(11,865)	(6,137)
General and administrative expenses	7	(45,858)	(33,918)	(14,764)	(7,259)
Exploration expenses	8	(561)	(646)	(124)	(106)
Other operating income	9.1	23,285	5,573	5,477	342
Other operating expenses	9.2	(4,214)	(4,989)	(2,317)	(761)
Reversal / (Impairment) of long- lived assets	2.4.2	14,044	(14,438)	14,044	(9,484)

Operating profit / (loss)		210,553	(70,008)	82,038	(17,821)

Interest income	10.1	65	822	23	19
Interest expense	10.2	(50,660)	(47,923)	(9,330)	(14,224)
Other financial results	10.3	(7,194)	4,247	(1,013)	779

Financial results, net		(57,789)	(42,854)	(10,320)	(13,426)

Profit / (loss) before income tax		152,764	(112,862)	71,718	(31,247)

Current income tax (expense) / benefit	15	(62,419)	(184)	(15,162)	25
Deferred income tax (expense) / benefit	15	(39,695)	10,297	(21,001)	17,410

Income tax (expense) / benefit		(102,114)	10,113	(36,163)	17,435

Profit / (loss) for the year / period, net		50,650	(102,749)	35,555	(13,812)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) / profit from actuarial remediation related to defined benefit plans	25	(4,513)	460	(1,463)	15
- Deferred income tax benefit / (expense)	15	2,048	(114)	512	(4)

Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods		(2,465)	346	(951)	11

Other comprehensive income for the year / period, net of taxes		(2,465)	346	(951)	11

Total comprehensive profit / (loss) for the year / period		48,185	(102,403)	34,604	(13,801)

Earnings / (loss) per share
Basic (in US dollars per share)	11	0.574	(1.175)	0.402	(0.157)
Diluted (in US dollars per share)	11	0.543	(1.175)	0.374	(0.157)

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2021	As of December 31, 2020
Assets
Noncurrent assets
Property, plant and equipment	12	1,223,982	1,002,258
Goodwill	13	28,416	28,484
Other intangible assets	13	3,878	21,081
Right-of-use assets	14	26,454	22,578
Investments in associates		2,977	—
Trade and other receivables	16	20,210	29,810
Deferred income tax assets		2,771	565

Total noncurrent assets		1,308,688	1,104,776

Current assets
Inventories	18	13,961	13,870
Trade and other receivables	16	46,096	51,019
Cash, bank balances and other short-term investments	19	315,013	202,947

Total current assets		375,070	267,836

Total assets		1,683,758	1,372,612

Equity and liabilities
Equity
Capital stock	20	586,706	659,400
Share-based payments		31,601	23,046
Other accumulated comprehensive losses		(5,976)	(3,511)
Accumulated losses		(47,072)	(170,417)

Total equity		565,259	508,518

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		175,420	135,567
Lease liabilities	14	19,408	17,498
Provisions	21	29,657	23,909
Borrowings	17.1	447,751	349,559
Warrants	17.4	2,544	362
Employee benefits	25	7,822	3,461
Trade and other payables	24	50,159	—

Total noncurrent liabilities		732,761	530,356

Current liabilities
Provisions	21	2,880	2,084
Lease liabilities	14	7,666	6,183
Borrowings	17.1	163,222	190,227
Salaries and payroll taxes	22	17,491	11,508
Income tax liability		44,625	—
Other taxes and royalties	23	11,372	5,117
Trade and other payables	24	138,482	118,619

Total current liabilities		385,738	333,738

Total liabilities		1,118,499	864,094

Total equity and liabilities		1,683,758	1,372,612

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the year	—	—	—	50,650	50,650
Other comprehensive income for the year	—	—	(2,465)	—	(2,465)

Total comprehensive income	—	—	(2,465)	50,650	48,185

Share-based payments (1)	1	8,555	—	—	8,556
Reduction of share capital adopted at the Ordinary General Shareholders’ meeting on December 14, 2021 (see Note 20)	(72,695)	—	—	72,695	—

Amounts as of December 31, 2021	586,706	31,601	(5,976)	(47,072)	565,259

(1)	Including 10,592 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2020

(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)

Share-based payments (1)	1	7,204	—	—	7,205

Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

(1)	Including 10,494 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Cash flows from operating activities
Profit / (loss) for the year / period, net		50,650	(102,749)	35,555	(13,812)
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance / (Reversal) of the expected credit loss	6	406	(22)	406	—
Net changes in foreign exchange rate	10.3	(14,328)	(3,068)	(3,587)	(4,146)
Discount for well plugging and abandonment	10.3	2,546	2,584	738	621
Net increase in provisions	9.2	1,930	103	698	14
Interest expense on lease liabilities	10.3	1,079	1,641	324	533
Discount of assets and liabilities at present value	10.3	2,300	3,432	4,958	1,406
Share-based payments	7	10,592	10,494	2,494	2,751
Employee benefits	25	247	250	84	46
Income tax expense / (benefit)	15	102,114	(10,113)	36,163	(17,435)
Items related to investing activities:
Depreciation and depletion	12/14	187,858	145,106	46,076	44,142
Amortization of intangible assets	13	3,455	2,568	810	741
(Reversal) / Impairment of long-lived assets	2.4.2	(14,044)	14,438	(14,044)	9,484
Interest income	10.1	(65)	(822)	(23)	(19)
Gain from farmout agreement	9.1	(9,050)	—	(4,525)	—
Changes in the fair value of financial assets	10.3	(5,061)	645	1,198	475
Gain from assets disposal	9.1	(9,999)	—	—	—
Bargain purchase on business combination	9.1/29	—	(1,383)	—	(1,383)
Items related to financing activities:
Interest expense	10.2	50,660	47,923	9,330	14,224
Changes in the fair value of warrants	10.3	2,182	(16,498)	(7,096)	107
Amortized cost	10.3	4,164	2,811	630	838
Impairment of financial assets	10.3	—	4,839	—	—
Remeasurements in borrowing	10.3	19,163	—	7,144	—
Changes in working capital:
Trade and other receivables		7,472	3,915	18,708	(13,328)
Inventories		908	(2,861)	1,360	(5,197)
Trade and other payables		16,209	2,397	(2,528)	6,326
Payments of employee benefits	25	(399)	(798)	(64)	(206)
Salaries and payroll taxes		3,929	(2,570)	4,480	2,309
Other taxes and royalties		(7,311)	(2.080)	1,926	(312)
Provisions		(1,918)	(1,672)	(1,501)	(622)
Income tax payment		(4,296)	(4,731)	(866)	(544)

Net cash flows provided by operating activities		401,393	93,779	138,848	27,013

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(321,286)	(153,257)	(79,656)	(54,914)
Payments for acquisitions of other intangible assets	13	(1,611)	(3,664)	(502)	(957)
Payments for acquisitions of interests in associates		(2,977)	—	(900)	—
Payments received from assets disposal (1)	1.2.2/1.2.3	14,150	—	—	—
Cash from the acquisition of AFBN assets	1.2.4	6,203	—	—	—
Payments received from farmout agreement	1.2.1	10,000	—	5,000	—
Interest received		65	822	23	19

Net cash flows (used in) investing activities		(295,456)	(156,099)	(76,035)	(55,852)

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Cash flows from financing activities:
Proceeds from borrowing	17.2	358,093	201,728	—	27,763
Payment of borrowing’s costs	17.2	(3,326)	(2,259)	—	(187)
Payment of borrowing’s principal	17.2	(284,695)	(98,761)	(1,593)	(8,389)
Payment of borrowing’s interests	17.2	(54,636)	(43,756)	(3,748)	(8,100)
Payment of lease	14	(8,911)	(9,067)	(2,788)	(2,261)
Payment of other financial liabilities, net of restricted cash and cash equivalents		—	(16,993)	—	—

Net cash flow provided by (used in) financing activities		6,525	30,892	(8,129)	8,826

Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)	54,684	(20,013)
Cash and cash equivalents at beginning of year / period	19	201,314	234,230	261,424	222,365
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(2,559)	(1,488)	(4,891)	(1,038)
Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)	54,684	(20,013)

Cash and cash equivalents at end of year / period	19	311,217	201,314	311,217	201,314

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		80,321	82,298	80,321	82,298
Acquisition of AFBN assets	12/1.2.4	69,693	—	—	—
Acquisition of Mexico’s exploration assets	1.2.3	6,174	—	—	—
Disposal of Mexico’s exploration assets	1.2.3	(5,126)	—	—	—
Changes in well plugging and abandonment with an impact in property, plant and equipment		2,112	(366)	3,899	2,724

(1)	Including 15,000 received for the transfer of working interests in Coirón Amargo Sur Oeste (“CASO”) concession net of 850 from payments related to the transfer of Mexico’s exploration assets.

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”) was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Moreover, it is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on February 22, 2022.

Other than mentioned in Note 1.2 there were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2020.

1.2 Significant transactions for the period

1.2.1 Joint investment agreement (“farmout agreement”) signed with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste area

On June 28, 2021, the Company, through its subsidiary Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) entered into a farmout agreement with Trafigura, whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area.

By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: a 5,000 down payment and then 4 (four) payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in pads 2 (two), 3 (three), 4 (four) and 5 (five) included in the farmout agreement, which should be validated by Trafigura.

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 80% of hydrocarbon output in relation to the pads included in the farmout agreement, and bear 80% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

Moreover, Trafigura may hold interests in up to 2 (two) additional pads under the same terms and conditions.

As of December 31, 2021, Vista Argentina received two payments of 5,000 each; and recognized a gain of 9,050 in “Other operating income” under “Gain from farmout agreement” (see Note 9.1); and disposals of 882 and 68 in “Property, plant and equipment” and “Goodwill”, respectively (see Note 12 and 13).

Subsequent gains related to the development of pads 3 (three), 4 (four) and 5 (five) will be recognized according to the aforementioned terms and conditions.

1.2.2 Sale of working interests in CASO concession (“transfer of interest in CASO”)

The Company, through its subsidiary Vista Argentina, signed an assignment of rights agreement with Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”) to transfer 10% of its working interest in CASO concession (the “venture agreement”) for 21,500 payable as follows: (i) 15,000 in cash, and (ii) 6,500 as carry aimed at extending infrastructure works to secure water supply, which is operated by Shell and supplies Vista’s operations.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On June 24, 2021, the Province of Neuquén, through Decree No. 1,027/2021, approved the amendment of the venture agreement, to disclose the new interests. With the publication of the decree all agreed-upon conditions were met; therefore, Vista and Shell set July 2, 2021, as the transaction closing date.

As of December 31, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain from assets disposal” (see Note 9.1); and a disposal of 11,784 in “Property, plant and equipment” (see Note 12).

1.2.3 Transfer of assets in Mexico to increase working interest to 100% in the CS-01 operated area (“transfer of Mexico’s exploration assets”)

On August 23, 2021, the Company through its subsidiary Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”) completed an assets transfer to Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), as follow: (i) the acquisition of a 50% working interest in CS-01 (operated) area in addition to its 50% working interest, and (ii) the sale of its 50% working interest in TM-01 and A-10 (non-operating) area. This transaction was agreed based on the cumulative costs incurred in each area.

As a result of this transaction the Company agreed to offset its accounts receivable from and payable to Jaguar and Pantera by 5,501; and recognized a disposal of 5,126 in “Property, plant and equipment”; and a net addition of 673 in “Other intangible assets” (see Notes 12 and 13). These transactions did not generate cash flows.

The Company also paid consideration of 850, and it recognized a gain of 198 in “Other operating income” under “Gain from assets disposal” mainly arising from reimbursements of operational expenses (see Note 9.1).

1.2.4 Acquisition of 50% of non-operating working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”).

On September 16, 2021, the Company through its subsidiary Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), acquired from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips BV”): (i) 100% of the capital stock of ConocoPhillips Argentina Holding S.ár.l. (hereinafter “Vista Holding VII S.ár.l.”), a company organized in Luxembourg that owns 95% of the equity of ConocoPhillips Argentina Ventures S.R.L. (currently known as “AFBN S.R.L” or “AFBN”), and (ii) 5% of the capital stock of AFBN, thus acquiring 100% of AFBN’s shares.

AFBN owns 50% of non-operating working interests in concessions Aguada Federal and Bandurria Norte, which expire in 2050. These concessions are located in the Neuquén basin, Province of Neuquén, Argentina, with a surface of 50,462 acres, in Vaca Muerta. The assets have no pending investment commitments and; as the date of the transaction, were operated by Wintershall Dea Argentina S.A. (“Wintershall”), which owned the remainder 50%.

Under the transaction terms, Vista made no advance payments, but assumed the cost of carry for nominal value of 77,000 related to 50% of all investments to develop the acquired areas, which were related to Winterhsall’s interests and that expire on December 31, 2023. AFBN carried about 6,203 cash on hand and cash in banks as of the date of this transaction.

As of December 31, 2021, pursuant to Company accounting policies, this transaction was recognized as an asset acquisition, recording an oil and gas property for 69,693, mainly related to unconventional assets. These assets were booked at the cost of liabilities assumed under the carry agreement.

Moreover, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the rest of a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions, from Wintershall (see Note 31).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation

The unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020 were prepared in accordance with International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”. The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of December 31, 2021, and the results of operations for the year ended December 31, 2021. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2020.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2020, except for the adoption of the new standards and interpretations effective as of January 1, 2021.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company did not opt for the early adoption of any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest rate benchmark reform

The amendments provide temporary reliefs that address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced by an alternative risk-free (“RFR”) rate.

The amendments include the following alternative treatments:

(i)

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Allow the changes required by IBOR reform to be made as hedge designations; and

(iii)	Provide companies with a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

On December 28, 2021, the Company has agreed with financial entities, that in case of a replacement of a LIBOR rate, the interest rate to be applied will be replaced by the market rate to be published by relevant governmental body, plus a spread adjustment to be determined.

As of the date of these unaudited interim condensed consolidated financial statements there has not been any changes to the LIBOR rate, nevertheless the Company will continue to monitor any potential impact.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. Other than the transaction mentioned in Note 1.2.4 there were no changes in interest in Company subsidiaries during the year ended December 31, 2021.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage risk.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Considering the macroeconomic context, the result of operations and the Group’s cash position, as of December 31, 2021 and 2020, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, oil and gas properties in Argentina were grouped into 4 (four) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; (iii) non-operating concessions of conventional oil and gas exploration and production; and; (iv) non-operating concessions of unconventional oil and gas exploration and production. As of December 31, 2020, the Company also identified 2 (two) CGUs in Mexico: (i) non-operating concessions of conventional oil and gas exploration and production; and; (ii) operated concessions of conventional oil and gas exploration and production. Moreover, as of December 31, 2021, and after the transfer of assets the Company has just one CGU in Mexico: (i) operated concessions of conventional oil and gas exploration and production (see Note 1.2.3).

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of December 31, 2020 the Company identified indications of impairment, but there were no impairment charges with respect to goodwill.

Related to nonfinancial assets other than goodwill, during the year ended as of December 31, 2020, the Company booked an impairment for 14,044 related CGU of operated concessions of conventional oil and gas exploration and production in Mexico, and 394 relating to CGU of non-operating concessions of conventional oil and gas exploration and production in Argentina.

Besides, for the three-month period ended December 31, 2020, the Company recognized an impairment for 14,044 mentioned above; and reversal in impairment for 3,437 related to the CGU of operated concessions of conventional oil and gas exploration and production; and 1,123 related to the CGU of non-operating concessions of conventional oil and gas exploration and production, both in Argentina.

As of December 31, 2021, the Company identified no indicators of impairment related with goodwill and nonfinancial assets other than goodwill. Moreover, recognized a reversal for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly driven by an increase in estimated recoverable volumes and an increase in oil and prices.

Main assumptions used

The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2021
	Argentina	Mexico
Discount rates (after taxes)	16.6%	6.1%
Discount rates (before taxes)	19.0%	10.0%
Prices of crude oil, Liquefied Petroleum Gas (“LPG”) and natural gas
Crude oil (US/bbl.) (1)
2022	73.0	65.8
2023	70.1	63.0
2024	70.5	63.5
2025	65.9	58.9
As from 2026	64.6	58.9

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2021
	Argentina	Mexico
Natural gas - local prices (US/MMBTU) (2)
As from	3.3	3.0
LPG – local prices (US/tn.)
As from	300	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
(2)	Millions of British Themal Unit (“MMBTU”).

2.5 Regulatory framework

2.5.1 General

2.5.1.1 COVID-19 pandemic

In 2020 and 2021 several measures were implemented to contain the health emergency caused by COVID-19 moving from mandatory lockdown to mandatory social distancing. This period may continue to be extended as long as is necessary, to mitigate the epidemiological situation.

A-	Argentina

2.5.2 Gas market

2.5.2.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)

The RI program was introduced by the Secretariat of Energy (“SE”) in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and LPG import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU and 7.5 US/MMBTU according to the production possibility curve.

On July 1, 2019, through Resolution No. 358/19, the SE advised the Company of the plan for settling the RI program-related receivable. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) instalments.

From the total bonds received by the Company, 4,140 program bonds were amortized during the year ended December 31, 2021. The Company carries no receivables from RI Program as of December 31, 2021, whereas plan receivables amount to 4,012 at present value (nominal value of 4,140) as of December 2020 (see Note 16).

2.5.2.2 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

On November 13, 2020, through Presidential Decree No. 892/2020, the Argentine Executive approved Gas IV Plan, whereby it declared that the promotion of natural gas production is both a matter of public interest and a priority.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to tender to be awarded 70 billion cubic meters (“bcm”)/day natural gas volume base per year, and an additional volume for each winter period.

On December 15, 2020, through Resolution No. 391/2020, the SE awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution licensees or sub distributors to supply natural gas for electric power generation and residential consumption, respectively.

The Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 bcm/day, at an average price of 3.29 US/MMBTU p.a. for a four-year period as from January 1, 2021.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021, the Company received a net amount of 3,660 and the receivables related to such plan stand at 1,729 (see Note 16).

Moreover, the Company was also awarded 0.15 bcm/day for exports between January and April 2022 as the SE authorized 5 bcm/day of exports additional to the permits issued pursuant to SE Resolution No. 360/21.

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework during the year ended December 31, 2021. (For more information, see Note 2.5 to the annual consolidated financial statements as of December 31, 2020).

B-	Mexico

There have been no significant changes in Mexico’s regulatory framework during the year ended December 31, 2021. (For more information, see Note 2.5 to the annual consolidated financial statements as of December 31, 2020).

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit / (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the years ended December 31, 2021, and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2021	As of December 31, 2020
Argentina	1,260,851	1,086,308
Mexico	47,837	18,468

Total noncurrent assets	1,308,688	1,104,776

Note 4. Revenue from contracts with customers

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Goods sold	652,187	273,938	196,004	79,536

Total revenue from contracts with customers	652,187	273,938	196,004	79,536

Recognized at a point in time	652,187	273,938	196,004	79,536

4.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Revenues from crude oil sales	593,060	236,596	182,088	72,461
Revenues from natural gas sales	54,301	33,575	12,244	6,213
Revenues from LPG sales	4,826	3,767	1,672	862

Total revenue from contracts with customers	652,187	273,938	196,004	79,536

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Distribution channels	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Refineries	410,904	141,672	111,543	60,692
Exports from crude oil	182,156	94,924	70,545	11,769
Natural gas for electric power generation	18,461	2,275	5,048	997
Retail natural gas distribution companies	18,351	13,809	2,736	2,499
Industries (1)	17,489	17,491	4,460	2,717
LPG sales	4,826	3,767	1,672	862

Total revenue from contracts with customers	652,187	273,938	196,004	79,536

(1)	During the year and for the three-month period ended December 31, 2021, including 169 related to exports of natural gas.

Note 5. Cost of sales

5.1 Operating costs

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Fees and compensation for services	53,024	46,218	13,176	11,445
Salaries and payroll taxes	16,591	12,593	5,729	3,493
Consumption of materials and spare parts	15,912	11,181	5,283	3,036
Easements and fees	9,572	8,222	2,561	1,778
Employee benefits	4,877	3,867	1,437	1,061
Transport	3,274	2,351	1,069	848
Other	3,873	3,586	1,056	928

Total operating costs	107,123	88,018	30,311	22,589

5.2 Crude oil stock fluctuation

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Crude oil stock at beginning of year / period (Note 18)	6,127	3,032	6,584	598
Less: Crude oil stock at end of year / period (Note 18)	(5,222)	(6,127)	(5,222)	(6,127)

Total crude oil stock fluctuation	905	(3,095)	1,362	(5,529)

Note 6. Selling expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Transport	19,554	10,395	5,509	2,776
Taxes, rates and contributions	13,921	6,014	3,427	2,221
Tax on bank account transactions	6,061	3,033	1,592	879
Fees and compensation for services (1)	2,806	4,603	931	261
Allowance / (Reversal) of the expected credit loss	406	(22)	406	—

Total selling expenses	42,748	24,023	11,865	6,137

(1)

Including 1,651 and 432 for crude storage during the year and for the three-month period ended December 31, 2021, and 4,367 and 202 during the year and for the three-month period ended December 31, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Salaries and payroll taxes	14,130	8,882	4,197	1,440
Share-based payments	10,592	10,494	2,494	2,751
Employee benefits	8,236	4,984	2,637	1,050
Fees and compensation for services	7,412	6,466	2,700	1,313
Institutional promotion and advertising	2,237	1,215	1,014	250
Taxes, rates and contributions	1,311	740	925	230
Other	1,940	1,137	797	225

Total general and administrative expenses	45,858	33,918	14,764	7,259

Note 8. Exploration expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Geological and geophysical expenses	561	646	124	106

Total exploration expenses	561	646	124	106

Note 9. Other operating income and expenses

9.1 Other operating income

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Gain from assets disposal (1)	9,999	—	—	—
Gain from farmout agreement (Note 1.2.1)	9,050	—	4,525	—
Other services charges (2)	3,971	3,924	953	886
Bargain purchase on business combination (Note 29)	—	1,383	—	1,383
Other	265	266	(1)	(1,927)

Total other operating income	23,285	5,573	5,477	342

(1)

Including (i) 9,788 related to the transfer of working interest in CASO; (ii) 198 related to the transfer of Mexico’s exploration assets, and; (iii) 13 related to the expiry of concession in Sur Río Deseado Este area (see Note 1.2.2, 1.2.3 and 28.1).

(2)	Services not directly related to the Company’s main activity.

9.2 Other operating expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Restructuring expenses (1)	(2,281)	(3,469)	(1,619)	(432)
Reorganization expenses	(3)	(1,417)	—	(315)
Provision for environmental remediation	(1,029)	(463)	(454)	(185)
Provision for contingencies	(652)	(267)	(278)	(90)
(Allowance) / Reversal provision for materials and spare parts	(249)	627	34	261

Total other operating expenses	(4,214)	(4,989)	(2,317)	(761)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Financial results

10.1 Interest income

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Financial interest	65	822	23	19

Total interest income	65	822	23	19

10.2 Interest expense

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Borrowing interests (Note 17.2)	(50,660)	(47,923)	(9,330)	(14,224)

Total interest expense	(50,660)	(47,923)	(9,330)	(14,224)

10.3 Other financial results

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Amortized cost (Note 17.2)	(4,164)	(2,811)	(630)	(838)
Changes in the fair value of warrants (Note 17.4.1)	(2,182)	16,498	7,096	(107)
Net changes in foreign exchange rate	14,328	3,068	3,587	4,146
Discount of assets and liabilities at present value	(2,300)	(3,432)	(4,958)	(1,406)
Impairment of financial assets	—	(4,839)	—	—
Changes in the fair value of financial assets	5,061	(645)	(1,198)	(475)
Interest expense on lease liabilities (Note 14)	(1,079)	(1,641)	(324)	(533)
Discount for well plugging and abandonment	(2,546)	(2,584)	(738)	(621)
Remeasurements in borrowing (1) (Note 17.2)	(19,163)	—	(7,144)	—
Other	4,851	633	3,296	613

Total other financial results	(7,194)	4,247	(1,013)	779

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER” , by Spanish acronym)

Note 11. Earnings / (Loss) per share

a) Basic

Basic earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year / period.

b) Diluted

Diluted earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year / period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings (loss) per share is equal to basic earnings (loss) per share.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Profit / (loss) for the year / period, net	50,650	(102,749)	35,555	(13,812)
Weighted average number of ordinary shares	88,242,621	87,473,056	88,473,206	87,705,968

Basic earnings / (loss) per share (in US dollars per share)	0.574	(1.175)	0.402	(0.157)

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Profit / (loss) for the year / period, net	50,650	(102,749)	35,555	(13,812)
Weighted average number of ordinary shares	93,273,978	87,473,056	95,190,469	87,705,968

Diluted earnings / (loss) per share (in US dollars per share)	0.543	(1.175)	0.374	(0.157)

As of December 31, 2021, the Company holds the following ordinary shares that, on the date of this unaudited interim condensed consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted profit / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants;

ii.	9,893,333 Series A shares related to 29,680,000 warrants;

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement (“FPA”) and;

iv.	3,957,518 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”).

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

The changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076		876,663	79,556	28,851	1,362,433
Additions	253	106	30,076	(1)	7,343 (3)	287,815	28,626	354,219
Transfers	—	2,111	—		296,624	(269,161)	(29,574)	—
Disposals	—	(665)	(997	)(2)	—	—	(107)	(1,769)
Incorporation for the acquisition of AFBN assets (4)	—	—	69,693		—	—	—	69,693
Assets disposals (5)	—	(313)	(5,557)		(5,931)	(6,965)	—	(18,766)

Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699	91,245	27,796	1,765,810

Accumulated depreciation
Amounts as of December 31, 2020	(276)	(7,466)	(33,373)		(319,060)	—	—	(360,175)
Depreciation	(18)	(3,915)	(20,579)		(159,637)	—	—	(184,149)
Disposals	—	525	115	(2)	—	—	—	640
Assets disposals (5)	—	22	214		1,620	—	—	1,856

Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)	—	—	(541,828)

Net value

Amounts as of December 31, 2021	2,415	12,236	392,668		697,622	91,245	27,796	1,223,982

Amounts as of December 31, 2020	2,180	14,365	319,703		557,603	79,556	28,851	1,002,258

(1)	Related to transferred of “Exploration rights” of operated area CS-01 in Mexico from “Other intangible assets” (see Note 13). This transaction did not generate cash flows.
(2)	Related to the farmout agreement (see Note 1.2.1).
(3)	Including 2,112 related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(4)	These additions did not generate cash flows (see Note 1.2.4).
(5)

Including 11,784 of net disposal for the transfer of working interest in CASO; and 5,126 related to the transfer of Mexico’s exploration assets that did not generate cash flows (see Note 1.2.2 and 1.2.3).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2021:

			Other intangible assets
	Goodwill		Software licenses	Exploration rights		Total
Cost
Amounts as of December 31, 2020	28,484		10,605	15,359		25,964
Additions	—		1,611	—		1,611
Disposals	(68	)(1)	—	(30,076	)(2)	(30,076)
Acquisition of Mexico’s exploration assets	—		—	14,928	(3)	14,928
Disposal of Mexico’s exploration assets	—		—	(14,255	)(3)	(14,255)
Reversal of long-lived assets impairment	—		—	14,044	(4)	14,044

Amounts as of December 31, 2021	28,416		12,216	—		12,216

Accumulated amortization
Amounts as of December 31, 2020	—		(4,883)	—		(4,883)
Amortization	—		(3,455)	—		(3,455)

Amounts as of December 31, 2021	—		(8,338)	—		(8,338)

Net value

Amounts as of December 31, 2021	28,416		3,878	—		3,878

Amounts as of December 31, 2020	28,484		5,722	15,359		21,081

(1)	Related to the farmout agreement (see Note 1.2.1).
(2)	Related to exploration rights of operated area CS-01 in Mexico transferred to “Property, plant and equipment” (see Note 12). These transactions did not generate cash flows.
(3)	These transactions did not generate cash flows (see Note 1.2.3).
(4)	See Note 2.4.2.

Note 14. Right-of-use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which were recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities.

Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made during the lease term. After the commencement date, of lease liabilities will be increased to reflect the accumulation of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is an amendment, a change in the lease term, a change in the fixed or in-substance fixed payments or a change in the assessment to buy the underlying asset.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the year are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)

Additions	—	7,162	7,162	(7,162)
Re-estimations	367	1,958	2,325	(2,242)
Depreciation (1)	(475)	(5,136)	(5,611)	—
Payments	—	—	—	8,911
Interest expenses (2)	—	—	—	(2,900)

Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

(1)	Including the depreciation of drilling services capitalized as “works in progress” for 1,902.
(2)	Including drilling agreements capitalized as “works in progress” for 1,821.

The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., leases for a term under 12 months as from the commencement date and do not contain a purchase option). The low-value asset exemption also applies to low-value office equipment items. The lease payments on short-term leases and leases of low-value assets are recognized as expenses under the straight-line method during the lease term.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 152 and 131, for the years ended December 31, 2021 and 2020 respectively.

Note 15. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Income tax
Current income tax	(62,419)	(184)	(15,162)	25
Deferred income tax related to the origination and reversal of temporary differences	(39,695)	10,297	(21,001)	17,410

Income tax (expense) / benefit disclosed in the statement of profit or loss	(102,114)	10,113	(36,163)	17,435

Deferred income tax charged to other comprehensive income	2,048	(114)	512	(4)

Total income tax (expense) / benefit	(100,066)	9,999	(35,651)	17,431

For the year ended December 31, 2021, the Company’s effective rate was 67%. The significant differences between the effective and statutory rate include (i) changes in the tax rate (see Note 30); (ii) the depreciation of the Argentine peso (“ARS”) with respect to the US dollar affecting the Company’s tax deductions of nonmonetary assets; and (iii) the application of the tax adjustment for inflation in Argentina (for more information see Note 33.1 to the annual consolidated financial statements as of December 31, 2020).

Current income tax liability

The reform introduced by Law No. 27,541 in Argentina set forth that for fiscal years beginning January 1, 2021, 100% of the adjustment for inflation should be deducted or levied in the year in which it is determined.

For the year ended December 31, 2021, as a consequence of the assessment of the adjustment for inflation, the income tax base of Vista Argentina, a Company subsidiary, increased considerably due to the disparity in the changes in the consumer price index (“IPC”, by Spanish acronym) and the exchange rate during such period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Therefore, pursuant to the judgment issued by the Argentine Supreme Court of Justice, the Company understands that the tax adjustment for inflation gives rise to infringements to constitutional rights, principles and guaranties because it levies artificial profit, raising the tax burden, which is constitutionally inadmissible.

In addition, Vista Argentina recognized the effects of inflation upon applying accumulated tax losses to the income tax base for 2021.

Note 16. Trade and other receivables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Other receivables:
Prepayments, tax receivables and others:
Prepayments and other receivables	15,236	9,884
Value added tax (“VAT”)	4,010	5,562
Turnover tax	765	789
Income tax	—	11,995
Minimum presumed income tax	—	1,034

	20,011	29,264
Financial assets:
Loans to employees	199	546

	199	546

Total noncurrent trade and other receivables	20,210	29,810

	As of December 31, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of allowance of expected credit loss)	25,224	23,260

	25,224	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	9,131	17,022
Prepaid expenses	3,633	3,228
Income tax	860	254
Turnover tax	42	406

	13,666	20,910
Financial assets:
Receivables from joint operations	2,286	24
Accounts receivable from third parties	2,025	1,974
Gas IV Plan (Note 2.5.2.2)	1,729	—
Advances to directors and loans to employees	491	499
LPG price stability program	293	322
RI program (Note 2.5.2.1)	—	4,012
Other	382	18

	7,206	6,849

Other receivables	20,872	27,759

Total current trade and other receivables	46,096	51,019

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

In general, accounts receivable has a 15-day term for sales of oil and a 50-day term for sales of natural gas and LPG.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of December 31, 2021 and 2020 provision for expected credit losses was recorder for 406 and 3 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Borrowings	447,751	349,559

Total noncurrent	447,751	349,559

Current
Borrowings	163,222	190,227

Total current	163,222	190,227

Total Borrowings	610,973	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	109,016	113,174
From 1 to 2 years	112,860	105,652
From 2 to 5 years	214,491	134,623
Over 5 years	75,468	—

Total	511,835	353,449
Variable interest
Less than 1 year	54,206	77,053
From 1 to 2 years	44,932	64,352
From 2 to 5 years	—	44,932

Total	99,138	186,337

Total Borrowings	610,973	539,786

See Note 17.4 for information on the fair value of the borrowings.

The carrying amount of borrowings as of December 31, 2021, is as follows:

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA	July, 2018	US	150,000	Variable	LIBOR + 4.5% (1)	July, 2023	184,581
				150,000	Fixed	8%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	5,081
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%	January, 2026	137	(2)
Vista Argentina	Santander International	July, 2021	US	43,500	Fixed	2.05%	July, 2026	60	(2)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2021	ARS	917,892	Fixed	32%	February, 2022	3,191	(3)

(1)	See Note 2.2.
(2)	The carrying amount related to interest and the principal is collateralized.
(3)	Net amount of 6,793 from short-term investments granted as securities.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued nonconvertible debt securities, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of negotiable obligations (“ON” by its Spanish acronym):

Subsidiary	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,492
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,316
Vista Argentina	ON IV(1)	August, 2020	ARS	725,650	Variable	Badlar + 1.37%	February, 2022	7,427
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,869
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,931
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,940
Vista Argentina	ON VII	March, 2021	US	42,371	Fixed	4.25%	March, 2024	41,970
Vista Argentina	ON VIII	March, 2021	ARS (2)	3,054,537	Fixed	2.73%	September, 2024	40,888
Vista Argentina	ON IX	June, 2021	US	38,787	Fixed	4.00%	June, 2023	38,551
Vista Argentina	ON X	June, 2021	ARS (2)	3,104,063	Fixed	4.00%	March, 2025	36,891
Vista Argentina	ON XI	August, 2021	US	9,230	Fixed	3.48%	August, 2025	9,196
Vista Argentina	ON XII	August, 2021	US	100,769	Fixed	5.85%	August, 2031	102,452

(1)	See Note 31.
(2)	Amount in UVA, adjusted by CER (see Note 10.3).

Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	539,786	451,413
Proceeds from borrowing (1)	361,203	198,618
Borrowing interests (2) (Note 10.2)	50,660	47,923
Payment of borrowing´s costs	(3,326)	(2,259)
Payment of borrowing´s interests	(54,636)	(43,756)
Payment of borrowing´s principal	(284,695)	(98,761)
Amortized cost (2) (Note 10.3)	4,164	2,811
Remeasurement in borrowing (2) (Note 10.3)	19,163	—
Changes in foreign exchange rate (2)	(21,346)	(16,203)

Amounts at end of year	610,973	539,786

(1)

As of December 31, 2021, including 358,093 from borrowings received and 3,110 from the release of government bonds granted as security of prior loans. and as of December 31, 2020 including 201,728 nets of 3,110 of government bonds in guarantees. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of December 31, 2021	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Asset’s plan (Note 25)	7,594	—	7,594
Trade and other receivables (Note 16)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and short-term investments (Note 19)	185,546	129,467	315,013
Trade and other receivables (Note 16)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 17.1)	447,751	—	447,751
Trade and other payables (Note 24)	50,159	—	50,159
Warrants (Note 17.4)	—	2,544	2,544
Lease liabilities (Note 14)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 17.1)	163,222	—	163,222
Trade and other payables (Note 24)	138,482	—	138,482
Lease liabilities (Note 14)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Asset’s plan (Note 25)	8,004	—	8,004
Trade and other receivables (Note 16)	546	—	546

Total noncurrent financial assets	8,550	—	8,550

Cash, bank balances and short-term investments (Note 19)	170,851	32,096	202,947
Trade and other receivables (Note 16)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 17.1)	349,559	—	349,559
Warrants (Note 17.4)	—	362	362
Lease liabilities (Note 14)	17,498	—	17,498

Total noncurrent financial liabilities	367,057	362	367,419

Borrowings (Note 17.1)	190,227	—	190,227
Trade and other payables (Note 24)	118,619	—	118,619
Lease liabilities (Note 14)	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

Below are income, expenses, profit, or loss from each financial instrument:

For the year ended December 31, 2021:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total
Interest income (Note 10.1)	65	—	65
Interest expense (Note 10.2)	(50,660)	—	(50,660)
Amortized cost (Note 10.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 10.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 10.3)	14,328		14,328
Discount of assets and liabilities at present value (Note 10.3)	(2,300)		(2,300)
Changes in the fair value of financial assets (Note 10.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 10.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 10.3)	(2,546)	—	(2,546)
Remeasurements in borrowing (Note 10.3)	(19,163)	—	(19,163)
Other (Note 10.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the year ended December 31, 2020:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total
Interest income (Note 10.1)	822	—	822
Interest expense (Note 10.2)	(47,923)	—	(47,923)
Amortized cost (Note 10.3)	(2,811)	—	(2,811)
Changes in the fair value of warrants (Note 10.3)	—	16,498	16,498
Net changes in foreign exchange rate (Note 10.3)	3,068	—	3,068
Discount of assets and liabilities at present value (Note 10.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 10.3)	(4,839)	—	(4,839)
Changes in the fair value of financial assets (Note 10.3)	—	(645)	(645)
Interest expense on lease liabilities (Note 10.3)	(1,641)	—	(1,641)
Discount for well plugging and abandonment (Note 10.3)	(2,584)	—	(2,584)
Other (Note 10.3)	633	—	633

Total	(58,707)	15,853	(42,854)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2020, through December 31, 2021, or from December 31,2019 through December 31, 2020.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

The following assumptions were used in estimating the fair value of warrants as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Annualized volatility	39.94%	40.21%
Risk free domestic interest rate	7.15%	4.34%
Risk free foreign interest rate	0.55%	0.13%
Remainder useful life in years	1.29 years	2.29 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of December 31, 2021: (i) should market price increase by 0.10 it would increase the obligation by about 277; (ii) should market price decrease by 0.10 it would drop the obligation by about 258; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 135 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 133.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Reconciliation of level 3 measurements at fair value:

	As of December 31, 2021	As of December 31, 2020
Warrants liability amount at beginning of year:	362	16,860
Loss / (profit) from changes in the fair value of warrants (Note 10.3)	2,182	(16,498)

Amount at end of year	2,544	362

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

	Carrying amount	Fair value	Level
Liabilities
Borrowings	610,973	560,409	2

Total liabilities as of December 31, 2021	610,973	560,409

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s Financial Department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2020, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the ARS. As of December 31, 2021, the Company performed foreign exchange currency hedge transactions, and the impact in the results of the year is recognized in “Other financial results”.

Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.

During the years ended December 31, 2021, and 2020, the ARS depreciated by about 22% and 41%, respectively.

The following chart shows the sensitivity to a reasonable change in the exchange rates of the ARS to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021
Changes in interest rates in Argentine pesos	+/- 63%
Effect on profit or loss	(69,835) / 69,835
Effect on equity	(69,835) / 69,835

Interest rate risk

For the years ended December 31, 2021, and 2020 the average interest rate was 40% and 38%, respectively.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2021, and 2020, about 16% and 35% of indebtedness was subject to variable interest rates. For the year ended December 31, 2021, and 2020, the variable interest rate of loans denominated in US dollars stood at 4.81% and 5.69%, respectively, and it amounted to 35.55% and 38.81%, respectively, for loans denominated in ARS.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the years ended December 31, 2021, and 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of December 31, 2021	As of December 31, 2020
Materials and spare parts	8,739	7,743
Crude oil stock (Note 5.2)	5,222	6,127

Total	13,961	13,870

Note 19. Cash, bank balances and short-term investments

	As of December 31, 2021	As of December 31, 2020
Mutual funds	126,204	30,886
Money market funds	106,915	167,553
Cash in banks	78,098	2,875
Government bonds	3,796	1,633

Total	315,013	202,947

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2021	As of December 31, 2020
Cash, bank balances and short-term investments	315,013	202,947
Less
Government bonds	(3,796)	(1,633)

Cash and cash equivalents	311,217	201,314

Note 20. Capital stock

On December 14, 2021, the Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30,2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value.

During the year ended December 31, 2021, 778,591 Series A shares were issued as part of the LTIP granted to Company employees (for more information see Note 34 to the annual consolidated financial statements as of December 31, 2020).

As of December 31, 2021 and 2020, the Company’s variable capital stock amounts to 88,629,877 and 87,851,286 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of December 31, 2021 and 2020, the Company’s authorized capital includes 40,162,362 and 40,940,953 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

Note 21. Provisions

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Well plugging and abandonment	28,920	23,349
Environmental remediation	737	560

Total noncurrent	29,657	23,909

	As of December 31, 2021	As of December 31, 2020
Current
Well plugging and abandonment	1,876	584
Environmental remediation	862	1,141
Contingencies	142	359

Total current	2,880	2,084

Note 22. Salaries and payroll taxes

	As of December 31, 2021	As of December 31, 2020
Current
Provision for gratifications and bonus	12,102	7,029
Salaries and social security contributions	5,389	4,479

Total current	17,491	11,508

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 23. Other taxes and royalties

	As of December 31, 2021	As of December 31, 2020
Current
Royalties	9,547	4,152
Tax withholdings	873	843
VAT	33	46
Other	919	76

Total current	11,372	5,117

Note 24. Trade and other payables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Accounts payable:
Payables to partners for joint operations (1)	50,159	—

Total noncurrent accounts payable	50,159	—

Total noncurrent	50,159	—

Current
Accounts payable:
Suppliers	119,255	117,409

Total current accounts payables	119,255	117,409

Other accounts payables:
Payables to partners for joint operations (1)	19,007	664
Extraordinary fee for Gas IV Plan (Note 2.5.2.2)	220	—
Extraordinary fee for the RI program (Note 2.5.2.1)	—	546

Total other current accounts payables	19,227	1,210

Total current	138,482	118,619

(1)	As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement mentioned in Note 1.2.4, recognized at present value.

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Year ended December 31, 2021	Year ended December 31, 2020	Period from October 1 through December 31, 2021	Period from October 1 through December 31, 2020
Cost of services	(28)	(60)	(9)	(6)
Cost of interest	(219)	(190)	(75)	(40)

Total	(247)	(250)	(84)	(46)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2021
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(28)	—	(28)
Cost of interest	(610)	391	(219)
Items classified in other comprehensive income
Actuarial remediation (losses)	(4,394)	(119)	(4,513)
Benefit payments	1,081	(1,081)	—
Payment of contributions	—	399	399

Amounts at end of year	(15,416)	7,594	(7,822)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2021	As of December 31, 2020
Cash and cash equivalents	7,594	—
US government bonds	—	8,004

Total	7,594	8,004

For more information, see Note 23 to the Company’s annual consolidated financial statements as of December 31, 2020.

Note 26. Related parties transactions and balances

As of December 31, 2021, and 2020, the Company carries no balances with related parties and relevant transactions other than those included in Note 27 to the annual consolidated financial statements as of December 31, 2020.

Note 2.3 to the Company’s annual consolidated financial statements as of December 31, 2020 and Note 1.2 of these unaudited interim condensed consolidated financial statements provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies for the year ended December 31, 2021. For a description on the Company’s contingency commitments and investment related to its oil and gas properties (for more information see Notes 29 and 30 to the annual consolidated financial statements as of December 31, 2020).

Note 28. Operations in hydrocarbon consortiums

28.1. Sur Rio Deseado Este concession

On March 21, 2021 the concession in Sur Rio Deseado Este expired, and Vista Argentina decided not to request the 10-year extension filed by Alianza Petrolera Argentina S.A with the enforcement authority, in its capacity as the concession operator and coholder. As of the date of these interim condensed consolidated financial statements Vista Argentina no longer holds the 16.94% working interest in such concession; profit from the disposal of these assets and liabilities was booked in “Other operating income” under “Gain from assets disposal” (see Note 9.1).

28.2. Águila Mora concession

On July 8, 2021, the Province of Neuquén approved the amendment of 2 (two) investment commitments in effect in Águila Mora concession, as follows: the drilling and completion of 2 (two) new horizontal wells; and the completion of 1 (one) well and its related facilities before November 28, 2022, for an estimated total of 32,750.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Other than mentioned above and in Note 1.2, there have been no significant changes in the Company’s operations in hydrocarbon consortiums during the year ended December 31, 2021 (for more information see Note 30 to the annual consolidated financial statements as of December 31, 2020).

Note 29. Business combination

Due to the exclusion of the partner of Madalena Energy Argentina S.R.L., from Unión Transitoria Coirón Amargo Norte (“CAN”), approved as of November 6, 2020 by Decree No. 1,292/2020, Vista Argentina acquired a 29.62% working interest in addition to its 55%, up to 84.62%, in CAN’s concessions for no consideration, which gave rise to net assets for 1,383 and subsequent profit in the same amount, that was booked in “Other operating income” under “Bargain purchase on business combination” (see Note 9.1).

This transaction was booked as a business combination under IFRS using the acquisition method and is included in the consolidated financial statements as from the date in which the Company gained control of the additional working interest.

Note 30. Tax regulations

A.	Argentina

On June 16, 2021 the Argentine government issued Law No. 27,630 to amend the corporate income tax rate for tax years beginning January 1, 2021. It established the application of gradual rates based on the level of accumulated taxable profit. Based on Management estimate, the rate applicable to the Company stands at 35% as of the date of these interim condensed consolidated financial statements.

Dividends distributed to beneficiaries residing abroad will be subject to a 7% withholding (for more information, see Note 33.1 to the annual consolidated financial statements as of December 31, 2020).

B- Mexico

There have been no significant changes in Mexico’s tax regulations during the year ended December 31, 2021 (for more information, see Note 33.8 to the annual consolidated financial statements as of December 31, 2020).

Note 31. Subsequent events

The Company assessed events subsequent to December 31, 2021, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through February 22, 2022, date in which these financial statements were made available for issue.

•	On January 3 and 20, 2022 Vista Argentina paid principal and interest for a total amount of 50,600 corresponding to Syndicated Loan.

•

On January 3, 2022, Vista Argentina signed a collateralized loan agreement with Banco Santander International for an amount of 13,500; at an annual fixed interest rate of 2.45% and expiration date as of January 4, 2027.

•	On January 4, 2022 Vista Argentina paid interest for an amount of 198 corresponding to loan agreement signed with Banco Santander International in July 2021.

•	On January 14, 2022, Vista Argentina signed a loan Agreement with ConocoPhillips BV for an amount of 25,000; at an annual rate LIBOR + 2%, and expiration date as of September 16, 2026.

•

On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall. Vista has agreed to pay a purchase price of 140,000, of which 90,000 was payable on the date of the transaction, and the remaining 50,000 will be payable in 8 (eight) equal quarterly instalments starting April 2022. Additionally, the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021, mentioned in Note 1.2.4.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2021 and 2020, and for the years and for the three-month periods ended December 31, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Through the Transaction, Vista acquires 25,231 net acres, increasing its total acreage in Vaca Muerta to 183,084 acres; and also add up to 150 new well locations to its Vaca Muerta portfolio, totaling up to 850 identified new well locations.

The effective date of the Transaction is January 1, 2022. However, the final closing shall take place upon the issuance of a decree by the Province of Neuquén approving the assignment of the Assets to Vista.

•	On January 20 and 21, 2022 Vista Argentina paid principal and interest for a total amount of 892 corresponding to loan agreement signed with Banco Santander International in January, 2021.

•	On January 31, 2022 Vista Argentina paid principal and interest for a total amount of 1,788 corresponding to loan agreement signed with Banco BBVA Argentina S.A.

•

On February 7, 2022 Vista Argentina paid interest for a total amount of 1,071 corresponding to ON II. Likewise, Vista Argentina completely canceled ON IV for an amount in Argentine pesos equivalent to 7,495.

•	On February 21, 2022 Vista Argentina paid interest for a total amount of 882 corresponding to ON III.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.